UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO/A

(Rule 14d-100)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 2)

ON Semiconductor Corporation

(Name of Subject Company (Issuer))

ON Semiconductor Corporation

(Name of Filing Persons (Offeror))

Zero Coupon Convertible Senior Subordinated Notes due 2024, Series B

(Title of Class of Securities)

(CUSIP Number of Class of Securities)

George H. Cave, Esq.

ON Semiconductor Corporation

5005 E. McDowell Road

Phoenix, AZ 85008

(602) 244-5226

(Name, Address and Telephone Number of Person Authorized to Receive

Notices and Communications on Behalf of Filing Persons)

Copy to:

Cheryl A. Ikegami

Snell & Wilmer L.L.P.

One Arizona Center

Phoenix, AZ 85004

Tel. (602) 382-6395

Fax. (602) 382-6070

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$99,376,000	$7,086

*	Calculated solely for purposes of determining the filing fee. The repurchase price of the Zero Coupon Convertible Senior Subordinated Notes due 2024, Series B (the “Notes”) is $1,000 per $1,000 principal amount outstanding. As of March 16, 2010, there was $99,376,000 aggregate principal amount of the Notes outstanding.

**	The amount of the filing fee was calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and equals $71.30 for each $1,000,000 of the value of the transaction.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$7,086	Filing Party:	ON Semiconductor Corporation

Form or Registration No.:	SC TO-I	Date Filed:	March 16, 2010

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which this statement relates:

☐ third-party tender offer subject to Rule 14d-1	☐ going-private transaction subject to Rule 13e-3

☒ issuer tender offer subject to Rule 13e-4	☐ amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer.  ☒

If applicable, check the appropriate box(es) below to designate the appropriate rule provisions(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

INTRODUCTORY STATEMENT

This Amendment No. 2 to Schedule TO amends and supplements the Tender Offer Statement on Schedule TO (the “Schedule TO”) of ON Semiconductor Corporation, a Delaware corporation (the “Company”), filed with the United States Securities and Exchange Commission (the “SEC”) on March 16, 2010, as amended by Amendment No. 1 to Schedule TO, filed by the Company with the SEC on April 12, 2010, each with respect to the offer to repurchase (the “Offer to Repurchase”) for cash the Zero Coupon Convertible Senior Subordinated Notes due 2024, Series B issued by the Company on July 21, 2006 (the “Notes”), pursuant to the requirements of the Indenture dated as of July 21, 2006, as amended by the First Supplemental Indenture dated April 12, 2010 (as amended, the “Indenture”), by and among the Company, certain of its subsidiaries as Note Guarantors, and Wells Fargo Bank, N.A., as trustee (“Trustee”).

The Offer to Repurchase expired at 5:00 p.m., New York City time, on April 13, 2010 and rights of withdrawal relating to tendered Notes expired at 5:00 p.m., New York City time, on April 15, 2010. The Company has been advised by the Trustee that, pursuant to the terms of the Offer to Repurchase, Notes with an aggregate principal amount at maturity of approximately $3,131,000 million were validly surrendered and not withdrawn. The Company has accepted for purchase all of the Notes validly surrendered and not withdrawn. The purchase price for the Notes pursuant to the Offer to Repurchase was $1,000 in cash per $1,000 principal amount at maturity. The Company has forwarded cash in payment of the purchase price to the Trustee for distribution to the holders of such Notes. After the purchase of the Notes pursuant to the Offer to Repurchase, approximately $96,240,000 million principal amount at maturity of the Notes remains outstanding.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

ON SEMICONDUCTOR CORPORATION

By:	/s/ DONALD A. COLVIN
Name:	Donald A. Colvin
Title:	Executive Vice President, Chief Financial Officer and Treasurer

Dated: April 16, 2010

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